Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191049

STEADFAST APARTMENT REIT, INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 29, 2015
TO THE PROSPECTUS DATED APRIL 15, 2015
This document supplements, and should be read in conjunction with, our prospectus dated April 15, 2015, as supplemented by Supplement No. 6, dated July 15, 2015, Supplement No. 7, dated August 14, 2015 and Supplement No. 8, dated September 1, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 9 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offering;
•	an update to our suitability standards; and
•	our recent property acquisitions.
Status of Our Public Offering
 We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on December 30, 2013. As of September 23, 2015, we had received and accepted investors’ subscriptions for and issued 27,040,332 shares of our common stock in our public offering, resulting in gross offering proceeds of $403,493,124. As of September 23, 2015, 40,098,510 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan.
We intend to sell shares of our common stock in our initial public offering until on or before March 25, 2016, or the date on which the maximum offering amount has been sold.

An Update to Our Suitability Standards

The following information supersedes and replaces the discussion with respect to Nebraska contained in the “Suitability Standards” section of our prospectus beginning on page i.

Nebraska—Nebraska investors must limit their aggregate investment in us and in the securities of other non-publicly traded REITs to 10% of such investor’s net worth (excluding the value of the investor’s home, home furnishings, and automobiles).

Our Recent Property Acquisitions
As described in greater detail below, on September 23, 2015, or the closing date, we acquired Foundations by the Vineyard, or the Monticello property, a 354-unit multifamily community located in Euless, Texas. We have initiated the process to re-name the Monticello property to “Monticello by the Vineyard.” The Monticello property was acquired from a third-party selling entity ultimately controlled by the same parent company that controlled the selling entities of the Delano at North Richland Hills, Kensington by the Vineyard and The Meadows at North Richland Hills, properties we previously acquired on August 26, 2015. In addition, on September 29, 2015, we acquired The Shores, or the Shores property, a 300-unit multifamily community located in Oklahoma City, Oklahoma. With the acquisition of these two properties, we have invested over $932 million in 24 properties in 11 states with 7,891 apartment homes. Our first seven properties were acquired in 2014; and we have purchased 17 properties to date in 2015.
Acquisition of the Monticello Property
On the closing date, we acquired a fee simple interest in the Monticello property, through STAR Monticello, LLC, or STAR Monticello, a wholly-owned subsidiary of our operating partnership. STAR Monticello acquired the Monticello property for an aggregate purchase price of $52,200,000, exclusive of closing costs. STAR Monticello financed the payment of the purchase price for the Monticello property with a combination of (1) proceeds from our ongoing public offering and (2) an advance in the aggregate principal amount of $39,150,000, or the Monticello loan, from PNC Bank, National Association, which we refer to as the “lender,” pursuant to our revolving credit facility with the lender, or the credit facility. For additional information on the terms of the credit facility and Monticello loan, see “—Credit Facility and Monticello Loan” below. An acquisition fee of approximately $560,000 was earned by our advisor in connection with the acquisition of the Monticello property. A loan coordination fee of approximately $391,500 was earned by our advisor in connection with the financing of the Monticello property.
Description of the Monticello Property
The Monticello property was constructed in 2002 and consists of 21 three-story garden-style buildings, five one-story garage buildings and a one-story leasing office/clubhouse situated on an approximately 20-acre site. The Monticello property is comprised of 172 one-bedroom apartment homes, 150 two-bedroom apartment homes and 32 three-bedroom apartment homes that average 993 square feet with an average monthly rent of $1,245. Apartment amenities at the Monticello property include washer and dryer connections, hardwood-style plank flooring, a wood-burning fireplace, private patios/balconies, walk-in closets and a pantry and linen closet. In addition, select units include exterior storage and private attached garages. Property amenities at the Monticello property include a resort-style swimming pool and jacuzzi, poolside barbecue grills, a billiards and entertainment center, a 24-hour fitness center, a large dog park, detached garages and covered parking, a complimentary coffee bar and an executive business center/conference area. As of September 21, 2015, the Monticello property was approximately 96.9% occupied.
As part of its value enhancement strategy, STAR Monticello intends to make strategic interior and moderate exterior enhancements when turning the apartment homes between residents at the Monticello property, including upgrading kitchens with modern appliances and installation of new hardware and quartz countertops. Management believes the Monticello property is adequately covered by insurance and is suitable for its intended purposes.
The Monticello property faces competition from other multifamily apartment properties located in the greater Dallas-Forth Worth market.

For federal income tax purposes, we estimate that the depreciable basis in the Monticello property will be approximately $46.9 million. We will depreciate buildings based upon an estimated useful life of 27.5 years.
Credit Facility and the Monticello Loan
As previously disclosed, we arranged for a revolving credit facility with the lender, which provides for advances to purchase properties from time to time in an amount not to exceed $200,000,000 during 2015 (subject to certain debt service and loan to value requirements) and up to a maximum amount of $350,000,000 in 2016, as further described in the Credit Agreement and subsequent joinders.
STAR Monticello obtained an advance under the revolving credit facility in the amount of $39,150,000 in connection with the acquisition of the Monticello property, as evidenced by the Second Joinder to Credit Agreement and Other Loan Documents, or the joinder, Multifamily Loan and Security Agreement, or the loan agreement, Second Allonge and Amendment to Multifamily Revolving Credit Note, or the allonge, and Multifamily Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing, or the mortgage (and together with the joinder, loan agreement, allonge and the underlying credit facility documents, the “loan documents”). STAR Monticello paid loan origination fee of $117,450 to the lender in connection with the Monticello loan. The Monticello loan will be purchased from the lender by the Federal Home Loan Mortgage Corporation (Freddie Mac).
STAR Monticello may voluntarily prepay all or a portion of the unpaid principal balance of the Monticello loan and all accrued interest thereon and other sums due under the credit facility to the lender under the loan documents, provided that STAR Monticello provide the lender with prior notice of such prepayment, all in accordance with the terms of the loan documents. In the event STAR Monticello elects to terminate the credit facility, STAR Monticello must pay to the lender a termination fee, as further described in the loan documents.
The performance of the obligations of STAR Monticello under the Monticello loan is secured by the mortgage with respect to the Monticello property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR Monticello assigned its rights under the Monticello property management agreement (as described below) to the lender upon an event of default under any of the loan documents.
We absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR Monticello is personally liable under the Monticello loan documents, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of the Monticello Property
On the closing date, STAR Monticello and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive leasing agent and manager of the Monticello property. Pursuant to the Property Management Agreement, STAR Monticello is to pay the property manager a monthly management fee in an amount equal to 2.75% of the Monticello property’s gross collections (as defined in the Property Management Agreement) for such month. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60 days prior written notice of its desire to terminate the Property Management Agreement. STAR Monticello may terminate the Property Management Agreement at any time upon 30 days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR Monticello also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time for the Monticello property for a construction management fee in an amount equal to 8% of the total cost of the improvements and renovations. The Construction Management Services Agreement may be terminated by either party with 30 days prior written notice to the other party.
Acquisition of The Shores
On September 29, 2015, we acquired from a third-party seller a fee simple interest in the Shores property, through STAR Shores, LLC, or STAR Shores, a wholly-owned subsidiary of our operating partnership. STAR Shores acquired the Shores property for an aggregate purchase price of $36,250,000, excluding closing costs. STAR Shores funded the payment of the purchase price for the Shores property with a combination of (1) the proceeds from our ongoing public offering and (2) the assumption of an existing mortgage loan from Oppenheimer Multifamily Housing & Healthcare Finance, Inc., subject to the guidelines of the U.S. Department of Housing and Urban Development.
An acquisition fee of approximately $365,000 was earned by our advisor in connection with the acquisition of the Shores property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. A loan coordination fee of approximately $248,089 was earned by our advisor in connection with the financing of the Shores property.
The Shores property was constructed in 2013 and consists of 11 three-story garden-style buildings, 12 two-story townhouse buildings and a clubhouse/leasing center situated on an approximately 22-acre site. The Shores property is comprised of 104 one-bedroom apartment homes, 172 two-bedroom apartment homes and 24 three-bedroom apartment homes that average 994 square feet with an average monthly rent of $1,030. Apartment amenities at the Shores property include granite countertops in the kitchen and baths, stainless steel appliances, spacious pantries, ceiling fans, walk-in closets and a washer and dryer in every unit. In addition, select units include a built-in area with desk and bookshelves. Property amenities at the Shores property include a lounge area with a fireplace and large screen television, a clubroom with a billiards table and full kitchen, a business center, a fitness center, two resort-style swimming pools, a hot tub, a community fire pit, a 7-acre fishing pond with a wooden deck, a children’s playground, a sports court, garages, a car care center and a dog park. As of September 28, 2015, the Shores property was approximately 93.7% occupied.